                                                            Filed by Enron Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159




In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

ENRON CORP
Investor Update Conference Call
14 November 2001
8:30am - 10:00am (Central)

Coordinator:
-----------

Please stand by.
Good morning everyone and welcome to the Enron investor update conference call. Today's call is being recorded. At this time I would like to turn the call over to the Executive Vice President of Investor Relations, Mr. Mark Koenig. Please go ahead sir.

Mark Koenig:
-----------

Thank you. Before I introduce Ken I would just like to remind everybody this call will include forward looking statements within the meaning of several sections of various securities acts of 1933 and 1934. The statements are not historical facts but do reflect Enron's current expectations, estimates and projections. All the statements contained in the call which address the future operating performance, events or developments that are expected to occur in the future are forward looking statements. Although we believe that the expectations are based on reasonable assumptions, we give no assurance of course that these goals will be achieved. Important factors that could cause results to differ materially from those in the statements include the development of retail and wholesale natural gas markets and of course the receipt of regulatory approvals and customary closing conditions on Portland General and conditions in the capital markets and equity markets. At this time I would like to turn it over to Ken.

Ken Lay:
-------

Thank you Mark.

Good morning, this is Ken Lay. With me today are:

Greg Whalley, President and Chief Operating Officer of Enron
Jeff McMahon, Executive VP and Chief Financial Officer
Mark Koenig, Executive VP, Investor Relations
Ray Bowen, Executive VP, Finance and Treasurer and
Rick Causey, Executive VP and Chief Accounting Officer

Thank you for joining us on the call and webcast today. We want to take this opportunity to provide you with an update on the status of the company and respond to any questions you have about our business. On Monday, we held a conference call to discuss the signing of a definitive merger agreement with Dynegy. We are excited about the opportunities of the new combined company. The purpose of today's call is to tell you about activities and concerns directly pertaining to Enron.

First of all, let me say that I could not have ever contemplated the events we, as a company, and you, as a stakeholder, have faced over the last few weeks. The Enron management team is focused on protecting the investment for all investors - common stockholders, bondholders, banks and other creditors, including trading counterparties. To maximize the return for all investors, our focus remains on our credit quality and liquidity, which are paramount to the continued success and expansion of our wholesale business activities. We believe we have taken many important steps to address many of the recent concerns in the marketplace. Before we discuss those steps, let me provide you with my perspective on how we got to where we are today -

      o In hindsight, we made some very bad investments in non-core businesses. Our investments in various international assets such as Azurix, India and Brazil to name a few, have performed far worse than we could ever have imagined when we made these investments;

      o Because of these investments and other matters, Enron became over-levered. While the poor performance of our investments was bad enough, the negative impact of these investments on the Company have been exacerbated through the extensive use of debt capital both on and off the balance sheet;

      o We entered into related party transactions that produced various conflicts of interest both real and perceived. Although we put in place significant safeguards to protect Enron and its stakeholders, investors still perceived conflicts and the loss of investor confidence from these transactions has been very damaging;

      o We have been criticized regarding the breakdown of the results of our various business activities as being opaque and difficult to understand; and

      o On top of it all, we discovered and disclosed errors in our financial statements which will require a restatement of our previously reported financial statements.

We fully understand and regret that the combination of these events has resulted in a complete loss of investor confidence. We are fully committed to fixing the problems. We remain committed to making the difficult decisions and taking the steps necessary to collectively address all of these matters. For instance, I have replaced the two most senior finance individuals in the company, the Chief Financial Officer and Treasurer. I've asked the Board of Directors to form a Special Committee to investigate related party matters. And that is well underway with separate outside legal counsel and outside auditors. We want to regain your support and trust in Enron.

Our core business is still the best franchise in the industry, as evidenced by the recent Dynegy merger announcement. Prior to the events over the last month, our operational performance in our core businesses was at all time highs. However, with the turbulence around the Enron name over the last month, the business has been affected. As a result, we are changing, and have initiated an action plan for restoring our operational and financial momentum as well as regaining investor confidence -

      o We are getting back to the basics and will focus on our core energy businesses which continue to provide significant earnings opportunities with unique competitive advantages;

      o We are taking aggressive steps to rationalize our cost structure;

      o We are accelerating the process of divesting non-core businesses;

      o We have implemented a sound financial strategy to regain our financial health and flexibility and will continue our initiatives in this regard;

      o We are taking aggressive, sweeping action with a complete investigation by the Special Committee of the Board with respect to related party transactions;

      o We are reviewing and strengthening our corporate governance; and finally,

      o We will attempt to regain your confidence with our expanded disclosure initiatives and focus on transparency.

To lead the company through this period of transformation, Greg Whalley, our President and Chief Operating Officer, will be responsible for focusing the business in the right markets and areas and Jeff McMahon, Chief Financial Officer, will be responsible for restructuring the financial position of the company.

Together - Greg, Jeff and I along with many of our other colleagues will do everything in our power to rebuild investor confidence.

I'm sure you have plenty of questions as I have merely provided the broad strokes for where we are taking the company and let me assure you that there will be plenty of time for your questions.

I would now like to ask our President and Chief Operating Officer, Greg Whalley, to update you on the business.

Greg Whalley:
------------

Thank you, Ken. I would like to provide you with an overview and assessment of where we are with the business today.

First of all, we have broken Enron down into three fundamental groups of businesses - Core, Non-Core and those businesses which we currently consider Under Review. Let me explain what falls into each category:

      o CORE BUSINESSES are our consistent franchise businesses in which we believe Enron has a distinct competitive advantage. These businesses, collectively, generate significant earnings and cash flows for the company. They include -

            o Our natural gas pipelines;
            o Our gas & power businesses in North America & Europe;
            o Our retail businesses in North America and Europe; and our
            o coal businesses;

      o Our NON-CORE businesses are businesses which do not provide value to our core businesses. These primarily are part of our global assets segment and our broadband division. We have over $8 billion invested in these businesses and the return from these businesses and investments is dismal. Accordingly, we plan to exit these businesses in an orderly fashion and expect that the sale of these non-core businesses will generate billions of dollars of cash that Enron will use to repay debt and redeploy into its core businesses.

      o BUSINESSES UNDER REVIEW are the businesses that we believe have strong future prospects, however, under the current environment, we will look closely at each of these businesses, the capital requirements and near-term growth prospects of these businesses both in terms of earnings and cash generation. These businesses are primarily our wholesale businesses outside of gas and power and include both energy-related and as well as our industrial markets activities. With respect to these businesses, we are performing an in-depth assessment of each business and we will be making determinations quickly about the resources that we intend to expend in these areas and exactly what the prospects are for each of these businesses.

Now I would like to provide you with an update on our energy businesses which include gas, power and coal in North America and Europe. Our recent events have caused what I believe to be a temporary, but negative, impact on our projected fourth quarter profitability. We are only about half way through the quarter, so it is too early to tell exactly what the impact this difficult market will have on our operating results. Additionally, the quarter is likely to be negatively impacted by severance costs and other restructuring costs resulting from our repositioning of many of the businesses. It is important to understand that we are considering these actions now in order to help us swiftly return to normal business in 2002.

I remain optimistic that the actions that we have taken over the past few weeks have substantially answered the credit and liquidity questions that our counterparties may have had. While working with counterparties has been difficult recently, especially last week, we have seen improvement in our relationships with our counterparties and their willingness to transact with us as we have moved through this week. Our current transaction levels, while lower than the recent averages, have remained strong and there seems to be growing acceptance to our stability.

For the status of our non-core businesses. This group of businesses principally consists of our international assets held by the Global Assets segment and Broadband business together which have a book value of over $8.0 billion. We have an aggressive program in place to divest these assets and our intention is to use the proceeds from these businesses and from the sale of these assets to repay outstanding debt and redeploy into our core businesses. We have over $800 million in assets already contracted for sale to respective third parties that are expected to close in the fourth quarter of 2001. Also, Portland General, a $2.9 billion sale is also contracted for sale and is targeted to close in late 2002 pending various regulatory approvals. As for the remaining businesses, as I mentioned, they are under review and we will be assessing our approach towards these businesses in the coming weeks.

Now I'd like to turn the call over to our Chief Financial Officer, Jeff McMahon, to provide you with a financial update.

Jeff McMahon:
------------

Thanks Greg. I would first like to take you through an in-depth assessment of our current financial position.

First of all, I am going to provide you with an overview of our liquidity situation which is currently our most acute financial issue.

We have recently taken a number of steps to assure our customers that we can fulfill our commitments in the ordinary course of business during this period of investor uncertainty:

      o First of all, three weeks ago, we drew $3 billion on our committed lines of credit and used those proceeds to redeem Enron commercial paper. This gave us much more confidence in our access to daily liquidity by eliminating the execution risk of funding in the commercial paper market each day as investors were questioning our financial condition;

      o Then, a week ago, we announced the signing of commitment letters for $1.0 billion of secured credit lines with JP Morgan/Chase and Citigroup. These proceeds will be used to further supplement short-term liquidity from the committed lines of credit previously mentioned and to refinance maturing obligations. Clearly, our borrowing on a secured basis is not a preferred way to go. But our goal is to rapidly restore investor and customer confidence. Then, we intend to return to our normal capital program as quickly as possible thereby eliminating the need for the secured facility;

      o As you know, yesterday, we received $1.5 billion in equity from Dynegy, as part of the recently announced Merger Agreement;

      o And, adding to our near-term liquidity profile are over $800 million in asset sales scheduled to close by year-end as Greg just mentioned. These include $250 million associated with CEG Rio, a gas local distribution company in Brazil, $266 million for EcoElectrica, a power plant and LNG receiving terminal in Puerto Rico, and $332 million from the sale of certain oil and gas properties that we own offshore in India;

      o In addition, we have also engaged in discussions with various institutions interested in investing in Enron equity. We are diligently pursuing a program to raise an incremental $500 million to $1 billion of private equity from these sources in the near future;

      o Finally, on a longer-term basis, the liquidity and financial profile of Enron will be greatly enhanced from our previously announced sale of Portland General which will result in approximately $1.8 billion in cash proceeds as well as the transfer of $1.1 billion in related debt to the buyer. This sale is scheduled to close late next year. Furthermore, additional non-core asset sales will occur over the next several months providing us with additional opportunity to de-lever the Company.

Now let me move on to the credit rating of Enron. We believe the liquidity enhancements and scheduled asset sales will strengthen our balance sheet eventually and help maintain our investment grade rating. We continue to meet regularly with all three credit rating agencies. The concerns that are expressed by the agencies can be addressed in the short run as further progress pertaining to debt refinancings and asset sales becomes demonstrated.
An update on the current ratings by the rating agencies:

            o Moody's has us rated at Baa3 "Under Review for Further Downgrade",
            o Fitch at BBB- "Evolving" Outlook; and
            o Standard & Poors at BBB- "CreditWatch Negative".

Also I'll comment on the bank and capital market situation for Enron. Now that we have stabilized our liquidity profile by all the above mentioned items, we will, beginning with this call, attempt to mitigate investor concerns associated with our overall financial position as well as certain financial arrangements that we have entered into over the past several years. I believe that once everyone fully understands these arrangements and the related repayment plan, their concerns will be diminished and we will be able to return to a more normalized bank and capital markets funding program.

So with that, let me turn the attention of the call for a few minutes to three of our existing financing vehicles, namely Osprey, Marlin, and the Credit Link Note Program that we have previously discussed and disclosed in Enron's financial statements. There has been a significant amount of discussion about these financings, and I want to take the time to make sure that everyone has all the facts available to them. For each of these financings, I am going to start by telling you what they are, why they were done, how they were intended to work and VERY SIMPLY AND STRAIGHT FORWARD what the impact we expect these financings can have on Enron going forward.

Let's begin with the Marlin structure. Marlin is a trust owned by institutional investors that was formed for the purpose of investing in the Atlantic Water Trust, which is an entity formed by Enron and Marlin for the purpose of acquiring Azurix which holds the water business of Enron. Marlin was capitalized originally by issuing $915 million of 144a debt and $125 million of equity. The Marlin debt is supported by the assets of Azurix and a contingent obligation of Enron to issue additional equity to repay the 144a debt if the assets of Azurix are insufficient to do so. That is what I would call the Enron "top up" obligation.

The notes are due July 15, 2003; however, they must be defeased 120 days prior, which is March 17, 2003, unless an acceleration event occurs which would make the maturities more current if Enron was downgraded to a below investment grade credit rating by one major rating agency. There has been lots of discussion around this financing, but it really is straight-forward.

The primary asset of Azurix is Wessex, a regulated water utility in the UK. If at maturity, Wessex is worth $2.6 billion, there is no top up obligation for Enron or any additional impact on Enron's financial statements. Now to give you a little sensitivity of that, if Wessex is worth $1.9 billion at maturity which is a 25% haircut to that earlier number, then there will be a $650 million impact to Enron's income, equity and cash related to the top up obligation. So that is Marlin.

Let me just address Osprey briefly. The Osprey transaction relates to another financing where Osprey is an investor in a joint venture formed by Enron and outside institutional investors to acquire and own certain energy-related assets and other assets. Osprey was capitalized originally by issuing $2.4 billion of 144a debt and $220 million of equity. This is basically an asset-backed financing again with a top up obligation by Enron.

Now, the Osprey debt is supported by three things, 1) the assets within the vehicle, 2) Enron convertible preferred stock which converts into 50 million common shares of Enron and 3) a contingent obligation of Enron to issue additional shares if needed to satisfy the debt obligations if the assets and the preferred stock are insufficient to retire the 144a debt at maturity. So that's the structure of Osprey.

Now what's the current status of the financing. Well, if at maturity, the assets are valued using the 25% haircut to book value, this would result in an approximate $600 million incremental use of cash by Enron and a corresponding reduction in income and equity related to the top up obligation. Additionally, the liquidation of the vehicle would result in the retirement of the original $1 billion preferred stock issued to the vehicle at the origination which is currently on our balance sheet.

These notes are due January 15, 2003; and like Marlin, need to be defeased 120 days prior to that which is September 17, 2002 and also like Marlin unless an acceleration event occurs related to a below investment grade credit rating by one major rating agency.

Finally, on the financings, I wanted to address Yosemite and the Credit-Link Note Program. There's also been considerable confusion in the media I believe regarding these structures - Yosemite and the Enron Credit Linked Notes.
These instruments are really effectively the same and allow for certain of Enron's on balance sheet bank obligations to be transferred from the bank market into the capital market. These transactions are predominantly related to commodity transactions entered into with large financial institutions. As I said, the underlying obligations are reflected on Enron's balance sheet.

Now on all these, the rating agencies, two of our lead banks who have worked with us closely over the last several weeks through this crisis and Dynegy have reviewed all of these obligations and structures in detail and have factored these obligations into their respective valuations and analyses.

And, just one final item before I turn it back to Ken, with everything that has occurred over the last week or two, we will be filing our third quarter Form 10-Q five days late, which will include all the details that we discussed today as well as any other current events that need to be talked about.

And with that, let me turn it back to Ken.

Ken Lay:
-------

Thanks, Jeff. We'll now go to your questions. I would say we will attempt of course to answer all of your questions as fully and candidly as we can but if for whatever reason there is a question we cannot answer this morning, we'll of course take that question and get back to you as soon as possible and with that let's open the line for questions.

Operator: Thank you gentlemen. The question answer session will be conducted electronically. If you do have a question, simply press the star key followed by the digit 1 on your touch-tone telephone. We will proceed in the order that you signal and take as many questions as time permits. Again, that's star 1 for questions.

        And our first question today will come from William Maze at Bank of America.

William Maze: Yes, good morning. Thanks for the discussion. It was helpful. Just on the - first off on the Yosemite, I was wondering is there any - you didn't talk about any sort of direct obligation to Enron, you know, sort of worse case scenario.

        Is there anything there?

Jeff McMahon: I'm not sure if I quite understand. I mean the worse case scenario. I mean there's...

William Maze: Well I mean, what exactly are the obligations of Enron here with Yosemite?

Jeff McMahon: Yes, I mean our obligations are to top up any deficiency.

William Maze: And what's the number associated with that?

Jeff McMahon: I'm sorry. Maybe I've misunderstood your question. Did you say
        Osprey?

William Maze: No, Yosemite.

Jeff McMahon: No I'm sorry. I'm sorry. There are no obligations to Enron related to Yosemite. That is a financing that was done by moving bank obligations into the capital market. So that is what it is.

William Maze: Okay...

Jeff McMahon: Fixed obligations.

William Maze: And the - and then of course, there's been much to do about
        Chewco and if there's potentially any other partnerships out there? I mean obviously there's LJM 1 and 2. Are you completely separated from those now? Is there any other contingent liabilities from other partnerships that we should be aware of?

Jeff McMahon: Well let me tell you where we are on all that. We believe we've identified all the items related to these related party transactions. They were all as we know, discussed in that 8K that we filed about a week ago.

        So we're not aware of any additional ones. But if you want to say this, there is - the investigation is ongoing from the special committee. Until that's complete, you know, we'll see where we are.

        But as far as we know, everything was disclosed in the 8K recently.

William Maze: And can you give us a progress report on that internal investigation? Is, you know, I mean how confident are you that we won't have further revisions, et cetera?

Jeff McMahon: Well the investigation is ongoing. I think it's fair to say it's only a few weeks into its original progress. We've done a lot of work internally and identified the items that we outlined in the 8K. But frankly, until the work of the special committee is completed, I really can't comment on what further items could occur.

Ken Lay: I will say that the special committee is working very attentively and aggressively to bring their review to conclusion. That special committee is meeting probably two or three times a week -- some weeks even more.

        Of course we have the outside legal firm and the outside auditors working virtually seven days a week on all of this. And we'll try to bring it to a head just as quickly as we can.

William Maze: Is there any sort of time frame we can expect or...

Ken Lay: I think we still - it's still going to be a few weeks. And that's about the best we can give you right now.

William Maze: Okay, and then just lastly -- and I won't hog up the time here -- but you talked about asset sales, about $8 billion worth of investment. You know, as you see it now, can we expect breakdowns or how do you see that?

Jeff McMahon: Well I think it's way too early to tell that frankly because what - as Greg outlined, we've really moved a lot of businesses from core to non-core. And I think now putting these things - valuing them on a discreet asset sale basis versus an integrated business strategy is going to take some time to determine market value versus carrying value. So I just think it's way too early to tell that frankly.

William Maze: Okay. Thank you and good luck.

Ken Lay: Thank you.

Operator: We'll now move on to Anatol Feygin at JP Morgan.

Anatol Feygin: Good morning everyone. Can you provide us with some color on the Osprey vehicle and what are the major assets behind there with Marlin? It's obviously pretty transparent with Wessex and the Mexican concession that remains. What are the big ticket items so to speak, in Osprey so that we can have some more color on where the 25% haircut is coming from?

Jeff McMahon: Yes, Anatol, what Osprey ended up having in there was several of their European electric power projects in - from - sorry, European power projects which include Trakya and Sarlux in Italy. And then there's some variety of North America merchant investments which are typically debt and equity instruments of energy companies.

Ken Lay: And Anatol, you probably know the two - the first items that Jeff mentioned are two large power plants, one in Turkey and one in Italy.

Anatol Feygin: Sure. No, at some point it held about 47% of your Brazilian investments or at least a portion of that. Is that still the case or...

Jeff McMahon: Yes, I think there's actually less than that. I think about 25%.
        That is still the case.

Anatol Feygin: Now the merger agreement has a no-shop provision that exempts, I believe it's 15% of assets or revenues, et cetera. Is that set up so that Enron can kind of continue this asset divestiture program relatively unencumbered?

Greg Whalley: Can you ask that question again Anatol? This is Greg.

Anatol Feygin: Yes. In the merger agreement that was filed yesterday, there's a overall no-shop provision, but there's an exemption for 15% of assets or revenues, meaning that, I guess up to 15% of the company can be sold, I guess without the approval of Dynegy as far as I understand it. Is that intended so that over the course of the next six, nine months, this process can go on relatively unencumbered?

Greg Whalley: Yes. There is also an annex on the merger agreement which lists out statistically virtually all of our international assets as being allowed to sell. So we can continue down this path to dispose of these assets, and we need not go to Dynegy, although we will probably be coordinating with them throughout this process.

Anatol Feygin: Great. Thanks very much.

Operator: We'll now go on to James Janello at UBS Warburg.

Ron Barone: Good morning. This is Ron Barone. I'm sitting in with Jay. Ken, with all due respect to the employees of broadband, how fast can you shut that down or sell it? It is hemorrhaging money?

        And secondly, I know it's early in the fourth quarter, but will we be getting additional guidance as the quarter unfolds?

Ken Lay: Let me answer the last one first and I'll let Greg answer the broadband question. But you will be getting additional guidance as the quarter unfolds, probably within the next two or three weeks. But we're just now of course evaluating the impact of the last month and all of the distractions and so forth that occurred during that month.

        But also we're beginning to try to wrap up our annual budget process for next year. And then once that's done, I think we can give you some pretty good guidance.

Greg Whalley: In terms of broadband, you know we've already scaled it down to a great degree. It would take some period of time to completely wind it down depending on how orderly of a process we have. I would expect that over the course of next year without hemorrhaging too much more cash, we'd be able to substantially wind down our activities in the broadband arena.

Ron Barone: Okay, thank you.

Ken Lay: Thank you.

Operator: Ben Morton at Salomon Smith Barney.

Ben Morton: Good morning. Yes, my question actually has to do with the restatement, specifically how they flow through the income statement, whether or not they, you know, hit specific EBIT segments and even specifically the wholesale segment.

Rick Causey: Yes, it's Rick Causey. They will hit the wholesale segment principally in the investments and other category that - investment and other assets bucket in terms of our old thinking. And so it will be non-core in certain terms of the way Greg laid that out. It's not a part of the gas and power business moving forward.

        But it could have fallen into the wholesale investment in using the old terminology, the investment and other assets item would be the one most significantly impacted.

Ben Morton: Will we see that in the upcoming Q?

Rick Causey: Yes, you'll see that in the upcoming Q but more in the new segment approach that we laid out in the third quarter release.

Ben Morton: Right, right. Okay, thank you.

Operator: We'll now move on to Paul Tice at Deutsche Bank.

Paul Tice: Morning. Just a few questions about the share trust deals. First if - you said on a call on Monday that the plan was to probably have Osprey go away before you close the merger, but Marlin would stay outstanding.

        Now the mechanism is that that convertible preferred would convert into the Dynegy equivalent shares after the merger?

Jeff McMahon: Well, which one are you talking about, Marlin?

Paul Tice: Yes Marlin, assuming that stays outstanding.

Jeff McMahon: Yes, I believe the agreement provides for whatever Enron turns into or if there's an exchange offer, it'll convert into the equivalent to Dynegy shares.

Paul Tice: Okay. And now just so I got my numbers straight Jeff on Marlin, you're saying that - how much debt do you have right now below the Marlin bondholder, 1.9 billion?

Jeff McMahon: Yes, that's about right at the Wessex or Azurix level.

Paul Tice: Okay, and the total amount is 920 million of Marlin bonds?

Jeff McMahon: That's right.

Paul Tice: Okay, but the deficiency you have was 650 million?

Jeff McMahon: Well what I said was you have to take a view of what you think
        Wessex is worth at the end of the day right? And so if you took Wessex worth $1.9 billion you ended up with the $650 million impact.

Paul Tice: And you were saying evaluate to anything else in the Azurix besides
        Wessex?

Jeff McMahon: Yes, there's - what is there Agasba in Buenos Aires and some
        North American things left?

Rick Causey: There's still some assets held for sale that were adjusted to fair value in the third quarter. And those sales are ongoing. So that's also in Azurix.

Jeff McMahon: Yes, and there's cash sitting in the Azurix now because North
        America got - the majority of North America business got sold.

Paul Tice: That was 140 million bucks?

Jeff McMahon: Yes, 135 I think -- something like that, yes.

Paul Tice: Okay now Wessex is a regulated asset. How much lead time we would need from the time you sign a deal to when you could get it past the regulators, just thinking there's 18 months left really before the defeasance?

Jeff McMahon: Yes. And that also - that depends a lot on who the buyer is. So I mean, I think where we would - our view would be is we would attempt to
        - if we were to liquidate it, attempt to find someone who could qualify pretty fast and not have a potential prolonged regulatory process.

        But typically in the UK these things - as long as there's no overlap of marketshare and all these things, generally happen pretty quickly.

Paul Tice: Now I know you - when you went through the structures here, the topup being the convertible share that you have. But I mean it's fair to assume given that you're merging, that that is not an option. And I think Monday you did make the point that other non-core asset sales from outside of the trust were a likely source of cash to pay these deals off. Is that still the plan?

Jeff McMahon: Well that plus the equity we've already raised plus the equity we're raising in the future. I mean I guess at the end of the day what I would say is timing-wise, cash is pretty fungible. And we just got in a billion and a half of equity from Dynegy. We're going to be raising some additional private equity. And we expect to raise billions of dollars in asset sales.

        So some combination of all of the above coupled with frankly, if the markets can return, I mean that's another option for it.

Paul Tice: And I assume the agencies are okay with that given everything else that's going on that you - paying off with other than the convertible shares within the trust, right?

Jeff McMahon: Yes, I think it's fair to say equity is equity to the ratings agencies.

Paul Tice: Okay, and one last question on the opt outs that Dynegy has around the merger, is there anything else specific away from the $3-1/2 billion litigation bucket that they set up?

Jeff McMahon: No, the only other real opt out is a MAC clause on Enron's business.

Paul Tice: Anything specific around that? It was reported in the FT that if your earnings guidance was 10% to 15% below current, that that was an option for them to opt out.

Jeff McMahon: No, that's not accurate.

Paul Tice: Okay. And one last question on Osprey. The 25% haircut to book value, if I'm doing my numbers right, that would imply something north of 2 billion as the book value for the assets you have right now?

Jeff McMahon: Yes, I think that's right, 2.1 billion bucks.

Greg Whalley: Excluding the preferred. Excluding the...

Jeff McMahon: Right, yes, took the energy out. That's right.

Paul Tice: Just the physical asset.

Jeff McMahon: Right.

Paul Tice: Okay, great. Okay, thanks.

Operator: We'll now move on to Jim Ferguson at Alliance Capital.

Jim Ferguson: Good morning. On Yosemite and the CLNs, will you be trying to sell the underlying assets sooner than waiting for the maturity? Will those be part of your ongoing asset sales effort?

Jeff McMahon: No not at all. These are bank obligations that are converted into effectively Enron Corp. senior unsecured credit to have a term out there that's part of our normal maturity schedule.

Jim Ferguson: Okay, but as I understand it, they were bank loans made and guaranteed by Enron that then were swapped with Citibank. And I'm just wondering how they come back and would be able to pay the notes off.

Jeff McMahon: Well still at the end of the day it's effectively senior unsecured obligation of Enron Corp. You know, it's already on the balance sheet and it's in our scheduled material. Jim maybe I'm missing your point. I'm sorry.

Jim Ferguson: Well I guess one other thing is, I don't know if it's allowed under the terms of the swap and other things, to detail what the assets are.

Jeff McMahon: Well there - again from a bond holder standpoint, your obligation is a senior unsecured obligation of Enron that's effectively backed by Citi as far as how that ultimately will behave in the marketplace.

        I guess what I'm trying to say and I think that you saw this when the bonds were issued, the underlying asset is really not something the bond holder looks to here. What they're looking to is Enron's ability to service that debt and pay the maturity from its normal operating cash flows.

Jim Ferguson: Right, okay. And that's the case in both the Yosemite and the CLNs?

Jeff McMahon: Yes. Those are all basically identical deals.

Jim Ferguson: You said that they were commodity based transactions. Can we have some more information about what they are?

Jeff McMahon: Yes, I mean it's part of our asset liability management of our commodity books. We entered into transactions with a variety of counterparties in crude markets and gas markets related to the physical movement of commodities.

Jim Ferguson: Okay. So we could end up at the end with owning a swap that Enron has to perform to physically deliver oil or something?

Jeff McMahon: No, not as bondholder you wouldn't.

Jim Ferguson: Oh. But wouldn't that be the Enron obligation that underlies...

Jeff McMahon: Oh I'm sorry, yes. You mean - okay. You're talking...

Jim Ferguson: We're not going to end up with an Enron bond or unsecured note?

Jeff McMahon: Well you could end up - that's at Citibank's obligation - I mean
        Citibank's option on what they want to put in there that effectively senior unsecured obligations of Enron...

Jim Ferguson: Yes, so Citibank would have to go into the market and buy something. You're not going to issue them notes are you?

Jeff McMahon: Well I suppose if we're in that situation we wouldn't be issuing notes anyway. But that's correct. So it's at Citi's option what they put in there.

        But anyway, on these swaps, they would be financially settled rather then physical deliveries.

Jim Ferguson: Okay, thank you.

Operator: We'll now move on to David Fleischer at Goldman Sachs.

David Fleischer: Okay. Let me see if I can fill in a couple places that haven't been asked as much. First of all, I know it's only been two days and maybe into the third day in terms of business Greg, but maybe you can give us a sense for what you see in terms of business returning to Enron, and particularly the willingness of customers, what they're saying in terms of coming back to the long-dated transactions, you know, structured products, risk management services, what not. Can you give us an update on that please?

Greg Whalley: Yes David, I really can't give you much of an update on customers returning to the long-dated structured products type agreements. And I can tell you that we had, you know, deals that were under negotiation at the time. And over the past week, people got concerned and some of those were put on hold.

        I'm sure we'll be finding out over the next couple of weeks, how comfortable they are in dealing with a short term product.

        What we're watching at the moment is to make sure that everybody is comfortable dealing with us in the short dated market, and that basically our transaction and flow business can continue to occur. And at this point in time we have seen greater acceptance beginning to occur in the marketplace both in the US and in Europe. And we're hoping to see progress there as people become more comfortable with our financial stability.

        But it may be a couple of weeks before we can give you much in terms of the comfort of the longer dated customer.

David Fleischer: Can you tell us then on the short dated deals what you're doing in terms of, you know, willingness of customers to come back to old levels of business, and, you know, have they relaxed their requirement for credit, letters of credit or other backing yet?

Greg Whalley: There hasn't been a major relaxing of any requirements, especially given that the requirements that we were operating under were the specific requirements in the contracts that we already had with them. Most people are - we're seeing very little requirement change the terms of our existing agreement with the exception of people wanting to move to get in place master netting agreements, which we think is probably a good thing for us and the industry.

        We have seen a return of some of the transactions and some of the flows. And I mean, this - early this week. It's embedded in Thursday and Friday last week. And we'll continue to monitor and to call counter parties as necessary and try to ensure that everyone's comfortable.

        I really believe with the infusion of this billion and a half dollars in equity capital along with other capital that we have coming in the door, that we're going to see people get much more comfortable in dealing with us. And I'm hoping to see everything return to much more normal levels by later this week or sometime next.

David Fleischer: Okay second separate question, back in your initial comments
        Ken, you talked about aggressive steps to reduce cost. Is that just in the non-core operations or are you talking about doing something along those lines in your core operations as well? And if you could - you know, I know that you can't be too, too specific about that, but if you could help frame what you're trying to accomplish, is this is a downsize in the company for a lower level of business? Is this just trying to cut costs period? Or is it in the non-core businesses that you're mostly talking about?

Ken Lay: Well, I think it's in really all of our businesses David. I mean we're still developing our plans. But clearly the cuts will be deeper in some of the non-core areas than the core areas. But there is an opportunity to also reduce overheads and just generally bring the cost structure down somewhat, and not necessarily downsizing the company as much, is just making sure that we're conserving cash and getting the very best performance out of the businesses that we are going to carry forward with.

Greg Whalley: Let me clarify that in our core energy businesses we have no intention to downsize our business operations there whatsoever, that the review is going to be regarding streamlining any processes that we can anywhere as well as a thorough review of any of the businesses while they were viewed in the wholesale business that are outside of energy, as to whether or not in accordance with earnings growth and cash generation, we can continue those businesses or whether we need to scale them down.

David Fleischer: Okay, let me just ask one final question then. It's probably the hardest one to answer. You know, you helped I think, guide us a little bit in where you thought the liabilities might be in Marlin or Osprey in the $600, $650 million range each it sounds like.

        You know, although you're going to take another several weeks to complete the investigation, do you think the special committee needs that much time? You know, clearly you've done a lot of work and a lot of looking under a lot of rocks. And I'm just wondering, you know, what kind of conviction you can give investors at this point, that you said you're not aware of anything else out there. I guess maybe the question is more how hard have you looked? How thoroughly have you looked? What might be the risk of something, you know, significant being still hiding out there?

Jeff McMahon: You know, that's a fair question David. And I can tell you Rick
        Causey is here as well, we've performed fairly extensive -- I shouldn't say fairly -- a very extensive review of the related party transaction that we are aware of and that we had documentation of between Enron and the related parties. And that resulted in the filing of the 8K and the restatement of - or the ultimate - will result in the ultimate restatement of some of our financial statements -- our earlier financial statements.

        So I think we believe we've certainly done a pretty comprehensive look at everything. But I do want to leave out the point that the special committee's not finished it's work. The SEC has not completed their investigation. So there are still things going on that could impact us on a go-forward basis.

        But I can assure you, we've spent a lot of time - I mean in this area, especially over the last several weeks, to try and identify for not only the investors but for our own sake, what's lurking out there.

Ken Lay: And then let me underscore too David, it probably goes without saying, I mean everything we know now, you know or those that read the 8K and so forth know. So - but we are still - we - as Jeff said, we still do have the ongoing investigation by the special committee and of course the SEC.

David Fleischer: Okay, thank you.

Operator: We'll now hear from Donato Eassey at Merrill Lynch.

Donato Eassey: Thank you and appreciate you hosting the call as well. David kind of hit upon what I was most interested in. And it's really - I know the Q's not ready - you know, another five days I guess you said before its out. But what is really causing, you know, is it having to satisfy contracts or whatever? What - where's your cash position at the end of the quarter? Do we know that yet?

        And you've drawn down - you had 1.2 billion left after paying off the commercial paper. You've got this 1-1/2 billion infusion from the equity with Dynegy. And now you're talking about another -- if I heard you right -- another 500 to 1 billion of private equity pursued as well. I mean what is - what's causing the cash drain I guess is one question?

        And then as far as the environment as you're seeing your business book work everyday, is it improving as a result of the Dynegy infusion?

Jeff McMahon: Let me address your first comment. I don't think we're seeing a cash drain. What Ken started out the call with was, the company's over-levered. And that's just a fact. Our debt balances are too high and we need to raise equity capital.

        In this environment, we really cannot raise public equity capital very efficiently. But obviously we've gone to other sources. So it's really more of a means to one, get the balance sheet or at least get on the road to get the balance sheet to a healthier level by getting equity capital and combine that with some asset sales. And we feel - I certainly feel confident that over time, all these things will delever this company and get it back to where we think it ought to be.

        Now we also - the reason we drew our revolvers down and what not is that we - there was a perception in the market that we didn't have access to liquidity. So we wanted to put those concerns to rest by effectively putting cash on the balance sheet.

        And - I'm sorry, your second question Donato?

Donato Eassey: It dealt with the business environment on a day to day trading basis, you know, since the announcement with Dynegy, has it improved? And, you know, following up on that first one, do we have a feel for what the cash balance was at the end of the second - or third quarter? Thank you.

MAN: As far as the business goes, as I said, we've been - at least better at the start of this week than we were at the end of last. And we have had some conversations with counter party. I believe that we will be moving that up. And I think I'll get an assessment as we go across the day and hoping to move back to normal flow levels in the near future.

Jeff McMahon: And as far as cash balances, I think you were - I seen in the Q, it's about a billion dollars we ended the third quarter with, which in those days actually was unusual because we typically pay down commercial paper when we had that outstanding.

Donato Eassey: And that would be before any of the draw down obviously because that all transpired afterwards. So from a cash standpoint, you're very liquid, that's the point I'm trying to get?

Jeff McMahon: Yes...Very liquid, I guess I probably should have said that.

Donato Eassey: Thank you very much. Good luck guys.

Ken Lay: I think we have time for probably just about one more question.

Mark Koenig: Ken, before we take that last question, I'd just like to remind all the investors on the phone, we have introduced some new information on Marlin and Whitewing and other bank and financing vehicles. Tim Despain in our Treasury Group -- and I think many of you know -- but Tim's available for questions along with my group. But we do have a limited amount of time on these lines this morning, so we'll take one more question.

Operator: And our final question today will come from Brad Donovan at George
        White Associates.

Brad Donovan: Two quick questions. One, can you give us status on the updated
        SEC investigation?

        And two, Dynegy indicated at their meeting in New York, that they expected to close in the middle of next year. Yet you indicated Portland General's not to close until the end of next year. Does that raise any issues with the closing being pushed back until the Portland General deal is closed?

Ken Lay: I'll take the latter. I don't think so. I mean certainly Dynegy's been well aware that the scheduled close on Portland General is late next year. Now there is a fairly good chance that that may get moved up a little bit, but still unlikely to close before the transaction with Dynegy closes.

Brad Donovan: Okay.

Jeff McMahon: And as far as the SEC investigation goes, it is ongoing. We are cooperating 100% with the SEC. They've requested certain documents obviously. That 8K filed that was part of - was a response to certain questions they asked that I wouldn't believe needed to be in the public domain. And how long that will take, you know, frankly that's a question for the SEC.

        I think everyone is endeavoring to get this behind us. So the information that needs to get to public gets to public as quickly as possible.

Brad Donovan: Okay, thanks then.

Ken Lay: Thank you. And I think with that, we are going to need to wrap it up within our limitation on the lines. And I appreciate all of you participating today and certainly welcome your questions, either online or off-line.

        Obviously we want to get any and all information out to you that we can so that in fact you will feel that you really do understand the company's financial operation and financial position. So thank you very much.

Operator: And that does conclude today's conference. Thank you for your participation and have a great day.


                                       END